From Plans to Panels - CESL Site 2, LLC Tranche 1

Regulation Crowdfunding Form C

Offering Statement

Issuer: CESL Site 2, LLC

Type of Security: Fixed-Interest Promissory Note (Working Capital)

Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer and will not hold separate promissory notes.

Target Offering Amount: $350,000

Maximum Offering Amount: $500,000

Payment Terms: Quarterly interest payments in arrears; principal due at maturity

Interest Rate: 10.00% per annum (fixed)

Projected Funding Date: November 3, 2026, subject to the actual Closing and escrow release timing.

Term: The scheduled thirty-six (36) month term begins on January 1, 2027, the Conversion Date, and ends on December 31, 2029. Interest accrues from the Funding Date through December 31, 2026 during the Initial Stub Period, but the Initial Stub Period is not part of the scheduled thirty-six (36) month term.

Maturity / Final Payment Date: January 1, 2030, subject to the actual Funding Date and Conversion Date

Minimum Investment: $10

Incremental Investment Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. Investments made pursuant to Regulation Crowdfunding are subject to limitations on resale and may only be transferred under limited circumstances as permitted by applicable law.

Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer and will not hold separate promissory notes. The Offering will be consummated in a single Closing, and all Investors will have the same Funding Date, Conversion Date, and Maturity / Final Payment Date. Interest will accrue from the Funding Date, including during the Initial Stub Period preceding the Conversion Date. The Initial Stub Period is not part of the scheduled thirty-six (36) month term, which begins on the Conversion Date.

Payments to Investors may be delayed, reduced, or restricted because scheduled payments are expected to be made from the Payment Reserve Account, which must be funded and maintained by the Issuer, and because payment obligations remain subject to the payment priorities, reserve requirements, and other terms described in this Form C. The Payment Reserve Account constitutes contractual credit support for the Securities, but, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment. These limitations are described in this Form C and the related exhibits.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of this Form C or the exhibits attached hereto.

These Securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements.

Statements regarding repayment timing and loan performance assume that the Issuer will maintain the Payment Reserve Account at required levels, comply with applicable payment priorities, and satisfy its other obligations under the Securities and the Offering. Actual results may differ if the Issuer fails to maintain required reserves, if available cash is insufficient, or if payments are deferred, reduced, or restricted. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights and should not expect to be able to resell their securities or to have access to liquidity prior to maturity or other resolution of the Securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing.

Investors should also note that funds released in error or in violation of applicable Regulation Crowdfunding requirements, including where required Investor cancellation rights are not properly honored, may be required to be returned. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer may be obligated to return those funds to an escrow, custody, or administrative account designated by Climatize or the applicable financial institution. Any such repayment obligation will be governed by applicable law and the Offering Documents and may survive repayment or termination of the Note.

Updates

Updates regarding the Offering, including funding progress, Offering status, and any material developments or changes, will be posted on the Offering Page on the Climatize platform at https://climatize.earth (the "Offering Page") and, where required by applicable law, communicated to Investors by electronic notice. Such updates may include notice that the Target Offering Amount has been met, notice of any anticipated early Closing date or revised Offering deadline, notice of any material change to the Offering, and other updates required under Regulation Crowdfunding.

In the event of a material change to the Offering prior to Closing, the Issuer will amend this Form C as required by applicable law, and Investors will be provided any required notice and opportunity to reconfirm their investment commitment within the applicable period. If an Investor does not reconfirm as required following a material change, that Investor's commitment will be cancelled, and the committed funds will be returned in accordance with applicable law.

About this Form C

This Offering is being conducted through Climatize Earth Securities LLC ("Climatize"), in its capacity as a registered funding portal intermediary. Information about the Issuer is provided in this Form C and on the offering page maintained by Climatize for this Offering (the "Offering Page"). Material documents relating to the Offering are attached to this Form C or otherwise made available through the Offering Page. To the extent expressly stated in this Form C, such documents are incorporated by reference and may be amended or updated in accordance with applicable law.

In addition to its role as intermediary, Climatize may also serve in a ministerial and administrative capacity on behalf of Investors to the extent described in this Form C and the related exhibits. Climatize does not act as an investment adviser, fiduciary, or discretionary representative of Investors.

Investors should rely only on the information contained in this Form C and the attached exhibits when considering an investment. The Issuer has not authorized any person to provide any information or make any representation other than as contained in this Form C and the attached exhibits. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained in this Form C is believed to be accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements contained in this Form C regarding the contents of any agreement or other document are summaries only and may not be complete. Such statements are qualified in their entirety by reference to the full text of the applicable agreements and documents attached as exhibits or otherwise made available as part of this Offering. In the event of an inconsistency regarding the economic or payment terms of the Securities, the Form C and the Promissory Note will control in accordance with their respective terms.

Upon purchase of Securities in this Offering, Investors will be bound by the terms of the Securities and the other agreements applicable to the Offering, including provisions relating to payment mechanics, reserve requirements, amendment procedures, and any applicable collateral, pledge, subordination, or account control arrangements, in each case as expressly described in this Form C and the attached or incorporated exhibits. The Payment Reserve Account constitutes contractual credit support for the Securities, but, unless expressly stated otherwise in this Form C and the attached exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

The Issuer will provide Investors the opportunity to ask questions of and receive answers from the Issuer's management concerning the terms and conditions of the Offering, the Issuer, and other relevant matters, and to obtain any additional information to the extent required by applicable law before the sale of Securities is consummated. Prospective Investors should review this Form C and all attached or incorporated exhibits in their entirety and should conduct their own independent evaluation of the Issuer and the Offering. The statements of the Issuer contained herein are based on information believed by the Issuer to be reliable; however, no representation or warranty is made as to the accuracy or completeness of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not undertake to update or otherwise revise this Form C or other materials supplied here except as required by applicable law, including Regulation Crowdfunding. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted solely in connection with the Offering described herein and may not be reproduced or used for any other purpose except as permitted by law. Restrictions on transferability and resale are described elsewhere in this Form C.

Capitalized terms used but not otherwise defined in this Form C shall have the meanings assigned to them in Regulation Crowdfunding or in the attached or expressly incorporated exhibits, as applicable.

Attestations

Eligibility for Filing Form C

CESL Site 2, LLC, an Illinois limited liability company formed on April 29, 2026 (the "Issuer"), with its principal place of business at 100 Saunders Road, Suite 150, Lake Forest, Illinois 60045 and its project website at www.eaststlouissolarproject.com, hereby certifies, represents, and attests that the following statements are true and correct in all material respects in connection with this Offering:

1. The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940 and is not otherwise ineligible to rely on Regulation Crowdfunding on that basis.

4. The Issuer is not ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act of 1933 as a result of any disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. The Issuer has filed with the Commission and provided to Investors all annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of this Form C, or during such shorter period in which the Issuer was subject to those reporting requirements. As a newly formed issuer that has not previously conducted a Regulation Crowdfunding offering, the Issuer has not previously filed such annual reports.

6. The Issuer is not a development stage company that either (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. The Issuer is not otherwise disqualified from relying on Regulation Crowdfunding or prohibited from conducting this Offering under applicable federal securities laws.

Issuer Attestation Regarding Form C

The Issuer certifies and attests that, to the best of its knowledge after reasonable inquiry, the information contained in this Form C and the attached exhibits is true, accurate, and complete in all material respects as of the date of this attestation and does not omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

The Issuer acknowledges that Climatize Earth Securities LLC serves as the registered funding portal intermediary for this Offering and may also serve in a ministerial and administrative capacity on behalf of Investors to the extent set forth in this Form C and the attached exhibits.

This attestation is made with the understanding that it may be relied upon by Climatize and other relevant parties for legal, regulatory, compliance, and administrative purposes in connection with this Offering. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false statement, material misstatement, or material omission may result in legal consequences under applicable law.

Pursuant to Section 4(a)(6) and Section 4A of the Securities Act of 1933, as amended, and Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it satisfies the applicable requirements for filing this Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

CESL Site 2, LLC

David Gerovac

By:_____

Name: David Gerovac

Title: Manager

Date: August 5, 2026

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

CESL Site 2, LLC (the "Issuer") is an Illinois limited liability company formed to develop, finance, construct, own, and operate an approximately 6.6 MWdc / 5.0 MWac community solar project in East St. Louis, Illinois. The project, referred to in this Form C as "Project Asset 2" or the "Project," is located on Site 2, Parcel 4 at the remediated former Alcoa property.

The Project is intended to be developed through the Illinois Solar for All Energy Sovereignty program. Its purpose is to convert previously disturbed land, including a remediated brownfield and capped landfill area, into a source of renewable electricity, community-solar benefits, and economic value for the City of East St. Louis and participating residents.

The Issuer remains in the development and pre-construction stage. Full construction has not commenced, the Project has not been placed in service, and the Issuer has not begun generating operating revenue. This Offering is intended to finance the next stage of development and construction readiness; it is not expected to provide all the capital required to construct and place the Project in service.

Ownership and Transaction Structure

The Issuer is a single-purpose project company established for Project Asset 2. CESL Energy HoldCo, LLC is the Issuer's sole member. CESL Energy HoldCo, LLC is wholly owned by Renewable Energy Evolution, LLC, which is wholly owned by Canyon Power & Energy, LLC. David Gerovac serves as the Issuer's Manager and is its principal control person and ultimate indirect beneficial owner.

The Issuer is one of three separate project companies associated with the broader East St. Louis solar development. CESL Site 1, LLC, CESL Site 2, LLC, and CESL Site 3, LLC each relate to a separate solar project. This Offering finances only CESL Site 2, LLC and Project Asset 2. CESL Site 1, LLC and CESL Site 3, LLC are not borrowers, guarantors, or obligors under the Note, and Investors will have no direct claim against either sibling project company solely by reason of their investment in this Offering.

Certain site-control, interconnection, incentive, design, construction, development, and related project rights may currently be held or administered by the Issuer's parent or other affiliates. As the Project advances, those rights are expected to be transferred, assigned, licensed, or otherwise made available to the Issuer. The Issuer may also reimburse or pay an affiliate for properly documented Project Asset 2 expenses incurred on the Issuer's behalf or for the Issuer's properly allocated share of common project-development costs.

Investors in this Offering will acquire pro rata participation interests in a single working-capital promissory note issued by the Issuer. Investors will be creditors of CESL Site 2, LLC. They will not acquire equity ownership in the Issuer, Project Asset 2, the parent companies, or the sibling project companies.

Project Development and Operating Model

The Issuer's business model is to advance Project Asset 2 through development, financing, construction, commissioning, ownership, and long-term operation. If completed and placed in service, the Project is expected to generate revenue and other economic value through the production of electricity, participation in community-solar and renewable-energy programs, renewable energy credit payments, subscriber and municipal arrangements, federal tax benefits, grants, incentives, and other project-related sources.

Several components must work together for the Project to reach construction and operation.

The Project has received applicable interconnection approvals and has an executed interconnection agreement or equivalent final interconnection authorization with Ameren Illinois. The interconnection process establishes the technical, engineering, utility-upgrade, payment, testing, and construction requirements that must be satisfied before the Project may deliver electricity to the utility system. Interconnection approval does not mean that full construction has begun or that the Project is ready to operate.

The Project also has an executed Illinois Solar for All renewable energy credit agreement. That agreement establishes a framework for the delivery and purchase of renewable energy credits and related program value, subject to continuing eligibility, milestone, performance, and delivery requirements. The renewable energy credit agreement is not the same as a contract for the purchase of all physical electricity generated by the Project.

In early July 2026, the Issuer and its affiliates completed time-sensitive safe harbor and begin-construction activities intended to preserve the Project's anticipated eligibility for applicable federal tax benefits. Completion of those activities does not guarantee that the anticipated tax benefits will be available. The Project must continue to satisfy applicable construction, continuity, documentation, procurement, ownership, control, supplier-certification, prohibited-foreign-entity, placed-in-service, and other requirements.

The Project is now being advanced toward notice to proceed, meaning the stage at which the principal development, financing, engineering, procurement, contractual, and construction preparations have been completed and full construction may begin. Remaining work may include final engineering, permitting, environmental and site-readiness matters, procurement, equipment deposits, utility requirements, construction documentation, contractor mobilization, and financing.

Staged Financing Plan

This Offering is one part of a staged project-level financing strategy. The proceeds are intended to provide working capital needed to advance the Project from its current development stage toward notice to proceed and the financing of full construction.

The Offering is not expected to provide sufficient capital to construct and place the Project in service. Additional capital may be required from construction financing, equipment financing, tax-credit-related financing, tax equity, grants, incentive or reimbursement proceeds, permanent financing, sponsor or affiliate support, refinancing, Project revenues, sale proceeds, or other lawful sources. No future financing or repayment source is guaranteed.

Future project-level financing may be senior in payment or practical priority to the Note and may impose restrictions on the Issuer's cash, distributions, reserves, or operations. Those arrangements could affect the timing and amount of funds available to repay Investors.

Community and City Impact

Project Asset 2 is intended to provide benefits to income-eligible residents, the City of East St. Louis, and the local economy.

The Project is expected to provide discounted community-solar benefits for qualifying residents. Current projections include energy savings of at least 50% for qualifying large residential subscribers and an approximately $50 annual payment for qualifying small residential subscribers. Actual benefits will depend on final program requirements, subscriber participation, Project completion, energy production, and operating performance.

The city of East St. Louis is also expected to receive energy-cost savings. The city will receive lease payments or other economic benefits associated with the use of city-owned land, and no upfront city capital contribution is expected to be required for Project construction.

The Project is also intended to support local construction, operations, maintenance, union-labor, minority-business, and workforce-training opportunities. Through the Illinois Solar for All Energy Sovereignty structure, the Project is intended to promote longer-term community wealth-building and local participation in renewable-energy development. These anticipated benefits are subject to Project completion, financing, continuing program eligibility, and the final terms of applicable agreements.

Environmental Impact

The Project is expected to generate approximately 9,600 MWh of renewable electricity annually, subject to final engineering, weather, operating conditions, equipment performance, curtailment, and other factors. The Project is intended to support the productive reuse of a remediated brownfield and capped landfill area rather than requiring development of previously undisturbed land. If completed and operated as anticipated, the Project would increase renewable-electricity generation and reduce reliance on electricity generated from fossil-fuel sources.

The Project is also expected to produce associated greenhouse-gas and air-pollutant reductions and to support Illinois renewable-energy, environmental-justice, and community-solar objectives. The actual amount of any emissions reduction will depend on the Project's final output, operating performance, the type of electricity generation displaced, and the calculation methodology used. No specific carbon-reduction amount is guaranteed by this Offering.

Use of Offering Proceeds

The Issuer is raising capital to fund working-capital and construction-readiness needs associated with Project Asset 2. Net proceeds may be used for costs associated with safe harbor and begin-construction activities already undertaken; interconnection and utility costs; engineering and diligence; permitting; environmental and site-readiness work; equipment and procurement deposits; project-development deposits; construction-financing preparation; legal, accounting, filing, escrow, compliance, and administrative expenses; funding of the Payment Reserve Account; interest; Offering-related fees; and other costs reasonably necessary to advance the Project toward notice to proceed and construction.

The Issuer may reimburse or pay an affiliate for properly documented Project Asset 2 expenses incurred on behalf of the Issuer or for the Issuer's properly allocated share of common project-development costs. Offering proceeds may not be used to finance CESL Site 1, LLC or CESL Site 3, LLC, except for documented shared costs allocated to the Issuer on a reasonable and consistently applied basis.

The Offering

Purpose of the Offering

The Offering is intended to provide project-development working capital and general operating liquidity for Project Asset 2. Proceeds may be used to reimburse or pay properly documented Project costs associated with safe harbor and begin-construction activities already undertaken and for continuing interconnection and utility costs, engineering, permitting, environmental and site-readiness work, procurement and equipment deposits, construction-financing preparation, reserve funding, transaction costs, interest, fees, and other expenditures reasonably necessary to advance the Project toward notice to proceed and construction, as more fully described in this Form C.

Offering Amounts

The Issuer is seeking to raise a minimum of $350,000 (the "Target Offering Amount") and up to $500,000 (the "Maximum Offering Amount") in gross proceeds in this Offering. The Offering is expected to launch on August 5, 2026, and remain open until 11:59 p.m. local time on November 2, 2026, unless it closes earlier in accordance with Regulation Crowdfunding and the procedures described in this Form C.

No funds will be disbursed to the Issuer unless and until the Target Offering Amount has been achieved and all applicable conditions to Closing and escrow release under Regulation Crowdfunding have been satisfied, including expiration of the applicable Investor cancellation period. No Closing will occur earlier than twenty-one (21) days after the Offering is first made publicly available on the funding portal. The Offering will be consummated in a single Closing, and multiple or rolling Closings are not permitted.

The Offering will remain open until the earlier of (i) the Closing of the Offering, (ii) the date the Maximum Offering Amount is reached, or (iii) the expiration of the Offering period permitted under applicable law and platform procedures. If the Target Offering Amount is not achieved within the permitted Offering period, the Offering will terminate and investor funds will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow arrangements. Upon acceptance of investment commitments equal to the Maximum Offering Amount, no additional investment commitments will be accepted, subject to the allocation and cancellation procedures described in this Form C and on the Offering Page.

Use of Proceeds

Estimated net proceeds will depend on the total amount raised and will reflect deductions for applicable fees, expenses, and required reserve funding, including the origination fee, the servicing fee payable in full on the Funding Date or at Closing unless otherwise specified in the Offering Materials, third-party costs, and funding of the Payment Reserve Account, each as described in this Form C and in the table below:

Item	Target Offering Amount	Maximum Offering Amount
Gross Proceeds	350,000	500,000
Origination Fee (5.50%)	19,250	27,500
Servicing Fee (0.50% per annum; deducted in full and fully earned at Closing)	5,250	7,500
Estimated Third-Party Fees and Expenses	1,725	1,725
Payment Reserve Account Funding (one scheduled quarterly interest payment)	8,750	12,500
Estimated Net Proceeds to Issuer	315,025	450,775

Use of Net Proceeds: Business Operations

The Issuer intends to use net proceeds for working capital and project-development purposes associated with Project Asset 2. Proceeds may be used to reimburse or pay properly documented Project costs associated with safe harbor and begin-construction activities already undertaken and for continuing interconnection and utility costs, development deposits, engineering and diligence, permitting, environmental and site-readiness work, equipment and procurement deposits, site-control and Project documentation, construction-financing preparation, legal, accounting, filing, escrow, compliance, and administrative expenses, funding of the Payment Reserve Account, interest, Offering-related fees, and other costs reasonably necessary to advance the Project toward notice to proceed and construction.

Use of Net Proceeds: Professional Fees and Operating Expenses

A portion of the gross proceeds of the Offering will be used to pay fees and expenses associated with the Offering, including applicable origination fees, servicing fees, escrow and filing expenses, legal and accounting fees, compliance costs, transaction costs, and other third-party expenses, as described in this Form C. The Origination Fee and Servicing Fee will be deducted in full from gross proceeds at Closing and will reduce the net proceeds available to the Issuer. The Servicing Fee will be fully earned and nonrefundable at Closing and will not be prorated or refunded if the Note is prepaid or otherwise remains outstanding for less than the scheduled term. In addition, routine expenses of the Issuer, such as legal, accounting, insurance, banking, development, administrative, and other general operating costs, may be paid from the Issuer's operating funds and, to the extent disclosed in this Form C, from net proceeds of the Offering. The Issuer may also reimburse or pay an affiliate for properly documented Project Asset 2 expenses incurred on behalf of the Issuer or for the Issuer's properly allocated share of common project-development costs, but proceeds may not be used to finance CESL Site 1, LLC or CESL Site 3, LLC.

Payment Reserve Account

At Closing, a portion of the Offering proceeds will be retained to fund the Payment Reserve Account in an amount equal to one scheduled quarterly interest payment under the Note. Scheduled payments to Investors are expected to be made from the Payment Reserve Account, and the Issuer will be required to replenish that account to required minimum levels in accordance with the Securities and the related Offering Materials. The Payment Reserve Account constitutes contractual credit support for the Securities; however, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

The Payment Reserve Account is intended to support scheduled payment obligations but is limited to approximately one scheduled quarterly interest payment and does not guarantee payment of all interest or principal due under the Note.

Investor funds will initially be held in escrow with a qualified third-party financial institution. Upon Closing and satisfaction of the applicable escrow-release conditions, the funds will be transferred to the custody or controlled-account structure established for the Offering. From that account, applicable fees and expenses will be deducted, the required Payment Reserve Account amount will be retained, and the remaining net proceeds will be transferred to the Issuer.

Financing Terms

The Securities consist of pro rata participation interests in a single fixed-interest promissory note issued by the Issuer. The Note will bear interest at 10.00% per annum on a simple, non-compounding Actual/365 basis. The projected Funding Date is November 3, 2026, subject to an earlier Closing and actual escrow-release timing. The Conversion Date and first scheduled payment date will be January 1, 2027. The scheduled thirty-six (36) month term will begin on the Conversion Date and end on December 31, 2029. The Maturity / Final Payment Date will be January 1, 2030, subject to the actual Funding Date and Conversion Date.

Interest will accrue from the Funding Date through December 31, 2026, during the Initial Stub Period. The Initial Stub Period is not part of the scheduled thirty-six (36) month term. Interest accrued during the Initial Stub Period will be paid on the Conversion Date. During the scheduled term, interest will be payable quarterly in arrears, and all outstanding principal will be due on the Maturity / Final Payment Date.

Because the Offering will be consummated in a single Closing, all Investors will have the same Funding Date, Conversion Date, scheduled payment dates, and Maturity / Final Payment Date. Scheduled interest payments during the thirty-six-month term are intended to be substantially equal in amount; however, the amount of interest actually accrued during any period may vary based on the actual number of days in that period. Any difference between total interest accrued on an Actual/365 basis and the aggregate scheduled interest payments made will be reconciled and paid on the Maturity / Final Payment Date or earlier upon prepayment.

The Origination Fee, Servicing Fee, third-party costs, and Payment Reserve Account funding requirement will reduce the net proceeds available to the Issuer. The Origination Fee and Servicing Fee will be deducted in full from gross proceeds and fully earned at Closing. The Servicing Fee is calculated at 0.50% per annum for the scheduled thirty-six-month term, or 1.50% in aggregate, and does not accrue separately for the Initial Stub Period.

Directors, Officers, and Employees

Manager and Principal Executive Officer

The Issuer is a manager-managed Illinois limited liability company. David Gerovac serves as the Issuer's Manager and principal executive officer. The Issuer does not have a board of directors.

Full Name	Position/Title
David Gerovac	Manager

The Issuer may also engage additional personnel, advisors, consultants, or independent contractors to support its operations, business development, administration, legal compliance, technical functions, deployment activities, or other business needs.

Officers and Director Backgrounds

David Gerovac
Title: Manager
Employer: Canyon Power & Energy, LLC and affiliated renewable-energy businesses
Dates of Service: 1999 to Present

David Gerovac serves as the Manager, principal executive officer, and principal control person of the Issuer. He is also the Issuer's ultimate indirect beneficial owner through CESL Energy HoldCo, LLC, Renewable Energy Evolution, LLC, and Canyon Power & Energy, LLC.

Mr. Gerovac has held senior management roles with Canyon Power & Energy, LLC and affiliated businesses since 1999. His experience includes renewable-energy development, construction, project management, contracting, financing coordination, project structuring, and business development. In connection with the Issuer, he is responsible for oversight of Project Asset 2, including development strategy, financing coordination, project structuring, and coordination with contractors, utilities, financing parties, professional advisers, and other project counterparties.

Canyon Power & Energy, LLC and its affiliated businesses have reportedly generated more than $2 billion in aggregate revenue since inception.

Principal Security Holders

The following table identifies each person who beneficially owns twenty percent (20%) or more of the Issuer's outstanding voting equity securities as of August 5, 2026.

Full Name	Nature of Beneficial Ownership	Ownership Percentage
David Gerovac	Indirect beneficial ownership through CESL Energy HoldCo, LLC, Renewable Energy Evolution, LLC and Canyon Power & Energy, LLC	100% economic ownership; 100% voting control

CESL Energy HoldCo, LLC is the Issuer's sole direct member. David Gerovac indirectly owns 100% of the Issuer's economic interests and controls 100% of the Issuer's voting power through the upstream ownership structure described above. No other person beneficially owns twenty percent (20%) or more of the Issuer's outstanding voting equity securities.

Current Employees

As of the date of this Form C, the Issuer currently has no full-time employees.

The Issuer expects to rely on its Manager, affiliates, contractors, consultants, advisers, project-development professionals, legal and accounting professionals, engineers, interconnection specialists, and other non-employee service providers to support Project development, financing, technical work, legal and regulatory compliance, administration, construction preparation, and related activities.

Terms of the Offering

Summary

Investors in this Offering will acquire pro rata participation interests in a single fixed-interest promissory note issued by CESL Site 2, LLC. Each participation represents the Investor's proportionate interest in the Issuer's payment and other obligations under the Note. Investors will not receive separate promissory notes and will not acquire equity ownership in the Issuer or Project Asset 2.

The following summary describes the material terms of the Securities. Investors should also review the Promissory Note, the Term Sheet, and the other Offering Documents in their entirety.

Security

Instrument	Fixed-Interest Promissory Note - Working Capital
Structure	Investors acquire pro rata participation interests in a single promissory note issued by the Issuer. Each participation represents a pro rata interest in the Issuer's obligations under the Note.
Target Offering Amount	$350,000
Maximum Offering Amount	$500,000
Interest Rate	10.00% per annum, fixed
Offering Period	Expected to begin on August 5, 2026, and expire at 11:59 p.m. local time on November 2, 2026, unless closed earlier in accordance with Regulation Crowdfunding.
Closing Structure	Single Closing; multiple or rolling Closings are not permitted.
Projected Funding Date	November 3, 2026, subject to an earlier Closing and actual escrow-release timing
Conversion Date and First Payment Date	January 1, 2027
Scheduled Term	Thirty-six (36) months from the Conversion Date and ending December 31, 2029
Initial Stub Period	The period beginning on the Funding Date and ending on December 31, 2029
Maturity/Final Payment Date	January 1, 2030, subject to the actual Funding Date and Conversion Date
Minimum Investment	$10
Additional Investment Increments	$1

Closing Mechanics and Funding

No Closing will occur earlier than twenty-one (21) days after the Offering is first made publicly available on the funding portal.

The Issuer may close the Offering after the Target Offering Amount has been achieved and all applicable Regulation Crowdfunding, Investor-cancellation, notice, and escrow-release requirements have been satisfied. Any early Closing will be conducted in accordance with applicable law and the procedures described in this Form C.

The Offering will be consummated in a single Closing. All Investors will have the same Funding Date, Conversion Date, scheduled payment dates, and Maturity / Final Payment Date. Multiple or rolling Closings are not permitted.

The projected Funding Date is November 3, 2026, subject to an earlier Closing and actual escrow-release timing. Upon acceptance of investment commitments equal to the Maximum Offering Amount, no additional investment commitments will be accepted, subject to applicable cancellation and allocation procedures.

Investor funds will initially be held in escrow with a qualified third-party financial institution. Upon Closing and satisfaction of applicable escrow-release conditions, the funds will be transferred to the custody or controlled-account structure established for the Offering. From that account, applicable fees and expenses will be deducted, the required Payment Reserve Account amount will be retained, and the remaining net proceeds will be transferred to the Issuer.

Interest and Repayment Terms

The Note will bear interest at a fixed rate of 10.00% per annum on a simple, non-compounding basis. Interest will be calculated using an Actual/365 day-count convention and will begin accruing on the Funding Date.

The period beginning on the Funding Date and ending on December 31, 2026, is the "Initial Stub Period." Interest will accrue during the Initial Stub Period and will be paid on January 1, 2027, the Conversion Date and first scheduled payment date.

The Initial Stub Period is not part of the scheduled thirty-six (36) month term.

The scheduled term will begin on January 1, 2027, and end on December 31, 2029. Interest during the scheduled term will be payable quarterly in arrears. The Issuer will make four scheduled interest payments per year on the applicable calendar-quarter payment dates.

Scheduled quarterly interest payments are intended to be substantially equal. The amount of interest actually accrued during a payment period may vary based on the actual number of days in that period. Any difference between the total interest accrued on an Actual/365 basis and the aggregate scheduled interest payments made will be reconciled and paid on the Maturity / Final Payment Date or earlier upon prepayment.

All outstanding principal, together with accrued and unpaid interest and any other amounts due under the Note, will be payable on January 1, 2030, subject to the actual Funding Date and Conversion Date.

Prepayment

The Note may be prepaid, in whole or in part, without premium or penalty, provided that the prepayment:

1. occurs on a scheduled interest payment date;

2. includes all accrued and unpaid interest through the prepayment date; and

3. is preceded by at least fifteen (15) business days' written notice.

Because the Offering will be funded in a single Closing, all Investors will have the same Funding Date. Interest and prepayment amounts will be allocated among Investors on a pro rata basis according to their respective participation interests.

Payment Reserve Account

A Payment Reserve Account will be established and funded at Closing. The initial reserve amount will equal one scheduled quarterly interest payment under the Note: $8,750 if the Target Offering Amount is raised; or $12,500 if the Maximum Offering Amount is raised.

Scheduled payments to Investors are expected to be made from the Payment Reserve Account. The Issuer will be required to replenish the Payment Reserve Account to the required minimum level within the period specified in the Note following any deficiency. The Payment Reserve Account provides limited contractual credit support. It is intended to cover approximately one scheduled quarterly interest payment and does not guarantee timely payment of all interest or repayment of principal.

Unless expressly provided otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account-control rights over, the Payment Reserve Account solely by virtue of their investment.

The Payment Reserve Account will be held through North Capital Securities Corporation, a qualified third-party financial. Unless expressly stated otherwise in the Offering Documents, no deposit account control agreement, automatic sweep instruction, or similar pre-authorized payment mechanism applies at issuance.

Use of Proceeds Restrictions

Net proceeds will be used for working capital and project-development purposes associated with Project Asset 2, including costs described under "The Offering" and "Business."

Proceeds may be used to reimburse or pay properly documented Project Asset 2 expenses incurred by the Issuer or on its behalf, including the Issuer's properly allocated share of common project-development costs.

Proceeds may not be used for:

- dividends, equity distributions, or owner distributions;
- speculative investments;
- repayment of unrelated indebtedness;
- financing CESL Site 1, LLC or CESL Site 3, LLC, except for properly documented shared costs reasonably allocated to the Issuer;
- undisclosed insider or affiliate obligations; or
- any purpose prohibited by the Note or inconsistent with this Form C..

Fees and Expenses

The Origination Fee, Servicing Fee, third-party costs, and Payment Reserve Account funding requirement will reduce the net proceeds available to the Issuer.

The Issuer is responsible for all fees and expenses associated with the Offering, including origination, servicing, escrow, custody, filing, legal, accounting, tax, compliance, supplier-certification, prohibited-foreign-entity diligence, administrative, and other third-party costs.

The stated Origination Fee is 5.50% of gross proceeds, subject to any applicable discount expressly earned and approved under the Term Sheet before Closing.

The Servicing Fee equals 0.50% per annum of the original principal amount for the scheduled thirty-six-month term, or 1.50% in aggregate. It will be deducted in full from gross proceeds and fully earned at Closing.

The Servicing Fee is calculated only for the scheduled thirty-six-month term and does not accrue separately for the Initial Stub Period. It will not be prorated, rebated, refunded, credited, offset, repaid, or reduced if the Note is prepaid, accelerated, refinanced, restructured, matures early, or remains outstanding for less than the scheduled term.

If the Offering is cancelled, withdrawn, terminated, or does not close, the Issuer remains responsible for applicable cancellation fees and third-party costs as described elsewhere in this Form C and the related Offering Documents.

Payment Waterfall

Except as otherwise provided following an Event of Default and approved at the applicable Investor-consent threshold, all amounts paid by or on behalf of the Issuer with respect to the Note will be applied in the following order:

- unpaid fees due at or before Closing because of administrative error, together with post-Closing platform, administrative, and servicing fees;
- third-party administrative, custodial, escrow, legal, compliance, tax, and servicing costs;
- replenishment of the Payment Reserve Account to the required minimum level;
- accrued and unpaid interest owing to Investors, allocated pro rata;
- outstanding principal owing to Investors, allocated pro rata; and
- any remaining amounts to the Issuer, provided that no Event of Default has occurred and is continuing.

Following an Event of Default, the payment waterfall may be modified with the approval required under the Investor-consent provisions below. This may include applying available funds to principal before accrued interest if approved at the applicable consent threshold.

Collateral and Priority

The Note is a general unsecured working-capital obligation of the Issuer, except to the extent specific credit support is expressly described in this Form C and the related exhibits.

The Payment Reserve Account constitutes contractual credit support but does not, by itself, provide Investors with a perfected security interest or account-control rights.

No sponsor, member, manager, parent company, affiliate, or sibling project company guarantees repayment of the Note unless a guarantee is expressly described in the Offering Documents.

Investors should not assume that repayment is guaranteed or that any asset or credit-support arrangement will have sufficient value to satisfy the Note in a default or enforcement scenario.

Subordination

The Note is not contractually subordinated to existing indebtedness of the Issuer unless expressly stated in this Form C or the related Offering Documents.

The Note may become subordinated to future senior project-level or institutional financing in the categories expressly disclosed in this Form C and the related exhibits. Such financing may include:

- construction financing;
- equipment financing;
- warehouse or back-leverage financing;
- permanent financing;
- tax-credit-related financing;
- tax-equity-related obligations; and
- other customary senior renewable-energy project financing.

By investing, Investors will be deemed to authorize the Administrative Agent, solely in its ministerial and administrative capacity, to execute implementing documents for those disclosed financing categories, including subordination agreements, intercreditor agreements, acknowledgments, consents, and joinders, without an additional Investor vote.

Any subordination outside the expressly disclosed financing categories will require the applicable Investor approval described below.

Future senior financing may restrict the Issuer's cash, require reserves or cash traps, limit distributions, or otherwise reduce the amount available to repay Investors.

Covenants and Ongoing Obligations

During the term of the Note, the Issuer will be required to:

- maintain its business and operations in commercially reasonable condition, consistent with its development stage;
- maintain books, records, and internal controls appropriate for its size and operations;
- comply in all material respects with applicable laws, regulations, permits, and contractual obligations;
- maintain and replenish the Payment Reserve Account as required;
- provide financial, operational, and other information required by law or the Offering Documents;
- provide notice of material developments, material adverse events, and Events of Default;
- maintain insurance customary for its business, Project stage, and activities;
- use Offering proceeds only for permitted purposes;
- maintain records reasonably necessary to support compliance with applicable tax-credit, beginning-of-construction, continuity, procurement, and supplier-certification requirements; and
- comply in all material respects with applicable prohibited-foreign-entity, foreign-influenced-entity, specified-foreign-entity, material-assistance, ownership, control, sourcing, procurement, and related requirements applicable to the Project or anticipated tax-benefit claimant.

The Issuer will also be required to notify Climatize promptly of any material development that could reasonably result in the denial, reduction, delay, recapture, or impairment of an anticipated tax benefit material to the Project or the Issuer's repayment plan.

The Issuer may not misuse Offering proceeds, fail to maintain required reserves, or take actions that materially impair Investor repayment or enforcement rights..

Change of Control

Upon a Change of Control, all outstanding principal and accrued and unpaid interest will become immediately due and payable unless:

- the transaction constitutes a Permitted Change of Control; or
- Investors approve alternative treatment at the applicable consent threshold.

A "Change of Control" generally means a transaction resulting in the transfer of control of the Issuer or substantially all of its assets to an external party. A "Permitted Change of Control" includes ordinary-course renewable-energy development, financing, capitalization, construction, tax-equity, partnership-flip, placed-in-service, affiliate-holding-company, or project-level restructuring transactions that:

- are contemplated by this Form C or the related exhibits;
- do not materially impair the Issuer's ability to perform its obligations under the Note; and
- do not materially and adversely affect Investor payment priority, enforcement rights, or access to expressly disclosed credit support.

A Permitted Change of Control will not, by itself, trigger acceleration or mandatory repayment.

Events of Default

Each of the following constitutes an Event of Default under the Note:

- failure to pay principal, interest, fees, or other required amounts when due;
- failure to fund, maintain, or replenish the Payment Reserve Account as required;
- breach of a material covenant, obligation, representation, or warranty that remains uncured after any applicable notice and cure period;
- a material misstatement or omission in the Offering Materials;
- misuse of Offering proceeds;
- insolvency, bankruptcy, liquidation, assignment for the benefit of creditors, receivership, or a similar proceeding involving the Issuer;
- attachment, levy, or another proceeding materially impairing the Issuer's ability to perform;
- default under other indebtedness that materially impairs repayment of the Note;
- a material failure to comply with applicable prohibited-foreign-entity or related tax-credit requirements that materially impairs the Project, its financing, or the Issuer's repayment plan; or
- another event expressly identified as an Event of Default in the Note.

The Issuer will provide notice of Events of Default and material adverse developments as required by applicable law and the Offering Documents.

Default Interest and Remedies

During the continuation of an Event of Default, default interest will accrue on the outstanding principal balance at a rate equal to the otherwise applicable Interest Rate plus 2.00% per annum.

Subject to the Note, applicable law, and the Investor-consent requirements below, available remedies may include:

- acceleration of outstanding principal and accrued interest;
- application of funds held in the Payment Reserve Account;
- enforcement of expressly disclosed credit support;
- collection or judicial enforcement;
- exercise of rights under any applicable custody or account arrangement; and
- approval of a restructuring, workout, or modified payment waterfall.

Climatize does not have discretionary authority to alter the Note, waive defaults, or modify Investor rights. It may implement actions expressly authorized by the Offering Documents or duly approved by Investors.

Description of Securities

The Securities are debt securities consisting of pro rata participation interests in a single fixed-interest promissory note issued by the Issuer.

Investors are creditors of CESL Site 2, LLC. They are not equity holders and will not receive equity ownership; conversion rights; profit participation; management or governance rights; residual value rights; or appreciation in the value of the Issuer or Project, except to the limited extent expressly provided in the Offering Documents.

Investor return is limited to the stated interest and repayment of principal. Repayment is not guaranteed. Repayment depends on the Issuer's financial condition, liquidity, compliance with the Offering terms, and the enforceability of the Issuer's obligations. Repayment is not guaranteed.

Voting, Consent, and Amendment Rights

Investors do not have general voting rights in the governance or management of the Issuer. They do have limited consent rights regarding amendments, waivers, restructurings, and other actions affecting the Note.

For purposes of this section:

- Majority Approval means approval by holders of more than 50% of the outstanding participation interests.
- Supermajority Approval means approval by holders of at least 66⅔% of the outstanding participation interests.
- Unanimous Approval means approval by holders of 100% of the outstanding participation interests.

Majority Approval. Majority Approval is required for waivers of non-payment Events of Default; modifications to non-economic covenants; modifications to reporting or notice obligations; amendments that do not materially and adversely affect core economic rights; and restructurings or workouts that do not alter principal, interest rate, maturity, payment priority, or other core economic terms.

Supermajority Approval. Supermajority Approval is required for extensions of maturity; modifications to payment timing or payment structure; subordination outside financing categories already authorized by this Form C and the related exhibits; material changes to Payment Reserve Account requirements; changes to the payment waterfall following a default; restructurings affecting the timing or priority of payments; and other amendments materially affecting Investor recovery or enforcement rights that do not require Unanimous Approval.

Unanimous Approval. Unanimous Approval is required for any reduction in outstanding principal; any reduction in the stated Interest Rate; any change to pro rata sharing provisions; and any amendment that disproportionately and materially adversely affects a subset of Investors.

Execution of subordination, intercreditor, acknowledgment, consent, joinder, or similar documentation implementing future senior-financing categories already disclosed and authorized in this Form C will not require an additional Investor vote. Climatize may correct clerical, scrivener's, computational, typographical, or ministerial errors without Investor approval, provided that the correction does not materially and adversely affect Investor rights.

Investor consent may be obtained electronically through the funding portal or another designated platform, by written consent, or through another procedure permitted by the Offering Documents and applicable law.

Any material amendment before Closing will be subject to applicable Regulation Crowdfunding amendment, notice, cancellation, and reconfirmation requirements.

Transfer Restrictions Under Regulation Crowdfunding

The Securities generally may not be transferred during the one-year period beginning on the date of issuance unless transferred:

- to the Issuer;
- to an accredited investor;
- as part of an offering registered with the SEC;
- to a qualifying family member or equivalent, to a qualifying trust, or in connection with death, divorce, or a similar circumstance; or
- as otherwise permitted under Regulation Crowdfunding or applicable law.

After the one-year restricted period, transfers will remain subject to applicable law, administrative procedures, recordkeeping requirements, and any transfer conditions contained in the Offering Documents.

Valuation / Purchase Price

The Securities are issued at par value based on the amount invested by each Investor. The return to Investors is based solely on the stated fixed interest rate and the repayment terms set forth in this Form C. The Securities do not provide for any equity appreciation, conversion feature, profit-sharing feature, or other participation in the Issuer's enterprise value, except to the extent expressly stated in this Form C The Securities will be issued at par based on the amount invested by each Investor.

Investor return is limited to the stated fixed Interest Rate and repayment of principal. The Securities do not provide equity appreciation, conversion rights, profit sharing, or participation in the Issuer's enterprise value.

Past and Current Exempt Offerings

The Issuer has not previously conducted an exempt securities offering.

CESL Energy HoldCo, LLC, the Issuer's parent, previously conducted a separate Regulation Crowdfunding offering with a target offering amount of $110,000 and a maximum offering amount of $124,000. That offering was fully funded at $124,000 and closed in June 2026. The securities issued in that offering are obligations solely of CESL Energy HoldCo, LLC and are not obligations of the Issuer. Holders of those securities have no direct claim against CESL Site 2, LLC or Project Asset 2 solely by reason of the parent-level offering.

CESL Site 1, LLC, an affiliate of the Issuer under common control, is conducting a separate Regulation Crowdfunding offering titled "Ready to Rise at Clark Road Solar." That offering has a target offering amount of $350,000 and a maximum offering amount of $500,000. It offers a fixed-interest debt security bearing interest at 10.00% per annum with a stated three-year term. As of the date reviewed, the Climatize Offering Page reported approximately $153,000 in investor commitments from 84 Investors, representing approximately 43% of the target offering amount.

The CESL Site 1, LLC offering is intended to finance development and construction-readiness activities for a separate East St. Louis community solar project, including interconnection, engineering, permitting, site-readiness work, equipment deposits, and related construction-preparation costs. The securities offered by CESL Site 1, LLC are obligations solely of CESL Site 1, LLC. They are not obligations of CESL Site 2, LLC, and Investors in the CESL Site 1 offering have no direct claim against the Issuer or Project Asset 2 solely by reason of that affiliate offering.

Similarly, CESL Site 1, LLC and CESL Energy HoldCo, LLC are not guarantors or obligors under the Note offered by the Issuer. The assets, liabilities, proceeds, repayment obligations, and project rights associated with each offering are separate, except for properly documented shared project-development costs or other intercompany arrangements expressly disclosed in this Form C.

The prior CESL Energy HoldCo, LLC offering and the concurrent CESL Site 1, LLC offering are included, where applicable, for purposes of Regulation Crowdfunding offering-limit aggregation, common-control analysis, affiliated-issuer disclosure, and evaluation of the broader capital requirements and obligations associated with the East St. Louis solar development.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS, ESTIMATES, PROJECTIONS, AND ASSUMPTIONS REGARDING THE ISSUER'S ANTICIPATED FINANCIAL CONDITION, OPERATING PERFORMANCE, LIQUIDITY, CAPITAL RESOURCES, AND BUSINESS PROSPECTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF NUMEROUS FACTORS, INCLUDING THE RISKS DESCRIBED IN THIS FORM C, CHANGES IN MARKET CONDITIONS, CHANGES IN THE ISSUER'S OPERATING PERFORMANCE, CHANGES IN FINANCING AVAILABILITY, REGULATORY DEVELOPMENTS, DELAYS IN EXECUTION, AND OTHER KNOWN AND UNKNOWN UNCERTAINTIES.

FORWARD-LOOKING STATEMENTS IN THIS SECTION ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ASSUMPTIONS AS OF THE DATE OF THIS FORM C. EXCEPT AS REQUIRED BY APPLICABLE LAW, THE ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE, REVISE, OR SUPPLEMENT ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS, CIRCUMSTANCES, OR CHANGES IN EXPECTATION OCCURRING AFTER THE DATE OF THIS FORM C.

Financial Statements and Formation-Stage Status

CESL Site 2, LLC was formed in Illinois on April 29, 2026, as a single-purpose project company for Project Asset 2. Its financial statements as of April 30, 2026, therefore cover only the period immediately following formation.

As of April 30, 2026, the Issuer reported no recorded assets, liabilities, revenues, expenses, member contributions, or member distributions. These zero balances reflect the Issuer's newly formed status and the fact that material Project rights, expenditures, funding arrangements, and other development activity had not yet been recorded at the Issuer level as of the financial-statement date.

The absence of recorded assets or liabilities as of April 30, 2026, should not be interpreted to mean that the broader Project had no development history, contractual arrangements, costs, or economic value. Certain Project rights, expenditures, contracts, and development activities may have been undertaken, funded, or administered by the Issuer's parent or other affiliates before being assigned, transferred, licensed, reimbursed, allocated, or otherwise reflected at the Issuer level.

The Issuer's financial statements included with this Form C have been prepared in accordance with U.S. generally accepted accounting principles. The level of accountant review, certification, or audit applicable to those financial statements is described in the accompanying accountant's report or management certification.

Developments Since the Financial-Statement Date

Since April 30, 2026, the Project has continued to advance through development and pre-construction activities. Material developments described elsewhere in this Form C include:

- completion of time-sensitive safe harbor and begin-construction activities in early July 2026;
- advancement of interconnection-related matters;
- execution of an Illinois Solar for All renewable energy credit agreement; and
- continued engineering, permitting, procurement, site-readiness, financing, and construction-preparation activities.

These developments are operational and contractual milestones. They do not constitute operating revenue, do not guarantee that the Project will be financed or completed, and may not yet be reflected as assets, liabilities, revenue, or expenses in the Issuer's historical financial statements.

Revenue and Operating Status

The Issuer has not commenced revenue-generating operations. The Project has not been fully constructed, placed in service, or begun commercial operation.

The Issuer does not expect to generate material operating revenue until the Project is financed, constructed, interconnected, placed in service, and operating under applicable subscriber, municipal, renewable energy credit, incentive, and other project arrangements.

If the Project is completed and operated as anticipated, potential sources of revenue and economic value may include renewable energy credit payments, subscriber and municipal arrangements, electricity-related revenues, grants, tax benefits, incentive proceeds, and other Project-related contractual payments. The amount and timing of those sources remain uncertain.

Near-Term Financial and Development Milestones

The Issuer's near-term objectives are to advance Project Asset 2 toward notice to proceed and construction financing. Those objectives include maintaining anticipated federal tax-credit eligibility, satisfying continuing interconnection and Illinois Solar for All requirements, completing engineering and permitting work, advancing environmental and site-readiness matters, preparing procurement and construction documentation, and arranging the additional capital required for construction.

Achievement of these milestones will require additional expenditures and does not assure that the Project will be completed, placed in service, or capable of repaying the Note.

Cash Flows

The Issuer currently has no operating cash flow from Project operations. During the development and construction-readiness stage, expected cash inflows may include:

- proceeds of this Offering;
- sponsor or affiliate contributions or advances;
- project-development financing;
- construction financing;
- tax-credit-related financing or tax equity;
- grants;
- incentive and reimbursement proceeds; and
- other project-level financing sources.

Expected cash outflows may include engineering, interconnection, permitting, environmental, procurement, site-readiness, development-management, professional-fee, reserve, interest, Offering, and construction-preparation costs.

Because the Issuer does not currently generate operating revenue, its ability to pay expenses and satisfy obligations will depend on the timing and availability of these external funding sources.

Liquidity and Capital Resources

The Issuer has limited standalone liquidity and no historical operating revenue. Its near-term liquidity is expected to depend primarily on the proceeds of this Offering, sponsor or affiliate support, and future project-level financing.

The net proceeds of this Offering are not expected to be sufficient to complete construction and place the Project in service. The Issuer has secured additional capital to advance the Project through construction and operation.

Future sources of capital may include construction financing, equipment financing, tax-credit-related financing, tax equity, grants, incentive payments, reimbursement proceeds, permanent financing, sponsor or affiliate support, refinancing, Project revenues, or asset-sale proceeds. None of these sources is committed or guaranteed unless expressly described in this Form C or the attached exhibits.

A delay, reduction, or failure in obtaining additional capital could impair the Issuer's ability to continue development, maintain Project rights, fund required reserves, make scheduled interest payments, or repay principal at maturity.

Use of Funds for This Offering

The Issuer intends to use net proceeds for working capital and project-development purposes associated with Project Asset 2.

Uses may include reimbursement or payment of properly documented Project costs associated with safe harbor and begin-construction activities already undertaken, together with interconnection and utility costs, engineering and diligence, permitting, environmental and site-readiness work, project-development deposits, site-control and documentation costs, equipment and procurement deposits, personnel and development-management costs, construction-financing preparation, legal, accounting, filing, escrow, compliance, administrative, interest, reserve, and Offering-related expenses.

The Issuer may reimburse or pay an affiliate for properly documented Project Asset 2 expenses incurred on behalf of the Issuer or for the Issuer's properly allocated share of common project-development costs.

Proceeds may not be used to finance CESL Site 1, LLC or CESL Site 3, LLC, except for the Issuer's documented share of common costs allocated on a reasonable and consistently applied basis.

Capitalization and Indebtedness

As of April 30, 2026, the Issuer's financial statements reported no recorded debt or other liabilities and no recorded member contributions.

The Issuer expects to be capitalized through a combination of sponsor or affiliate support, proceeds of this Offering, and future project-level financing. Any sponsor or affiliate funding may be structured as equity, capital contributions, advances, intercompany obligations, reimbursement arrangements, or other forms of support, depending on the applicable documentation.

CESL Energy HoldCo, LLC completed a separate Regulation Crowdfunding note offering that was funded at $124,000. That note is an obligation of CESL Energy HoldCo, LLC and is not a direct obligation of the Issuer.

CESL Site 1, LLC is also conducting a separate Regulation Crowdfunding offering. The securities issued in that offering are obligations of CESL Site 1, LLC and are not obligations of the Issuer.

The Securities offered in this Offering will be obligations solely of CESL Site 2, LLC. No parent, sponsor, member, manager, affiliate, or sibling project company guarantees repayment unless a guarantee is expressly described in the Offering Documents.

The Note is expected to be a general unsecured obligation of the Issuer, subject to the limited contractual support provided by the Payment Reserve Account and any future subordination or financing arrangements described in this Form C.

Regulatory Information

Tax

The Issuer expects that project economics may depend in part on federal income tax credits, elective payment treatment, tax-credit transfer proceeds, depreciation, grants, rebates, or other governmental incentives (collectively, "Applicable Tax Benefits"). The Issuer remains responsible for determining the availability, amount, timing, transferability, monetization, and tax treatment of any Applicable Tax Benefits, including compliance with any applicable foreign-entity-of-concern, prohibited-foreign-entity, foreign-influenced-entity, specified-foreign-entity, material-assistance, ownership, control, procurement, supplier-certification, beginning-of-construction, and recordkeeping requirements under Sections 7701(a)(51) and 7701(a)(52) of the Internal Revenue Code and related guidance. Climatize does not provide tax advice and does not represent, warrant, or guarantee that any Applicable Tax Benefit will be available, allowed, transferred, monetized, or received by any projected date.

As a condition to Closing, the Issuer will identify the anticipated tax-benefit claimant and provide the ownership, control, procurement, supplier-certification, beginning-of-construction, and other information and certifications reasonably requested in connection with compliance with applicable prohibited-foreign-entity requirements. The Issuer will also maintain records and supplier certifications reasonably appropriate to substantiate compliance and will notify Climatize promptly of any material development that could result in the denial, reduction, delay, recapture, or impairment of an Applicable Tax Benefit material to the Project or the Issuer's repayment plan.

Investors are expected to receive annual tax reporting information relating to their investment to the extent required by applicable law, including IRS Form 1099-INT or any successor or substitute form, if applicable. Climatize may assist the Issuer in preparing draft tax reporting forms for review by the Issuer; however, the Issuer remains responsible for the accuracy, approval, and timely issuance of all tax reporting required in connection with the Offering.

Investors are responsible for maintaining current tax identification information, legal name, mailing address, and email address with Climatize and, where applicable, the Issuer, in order to facilitate delivery of tax documents and other required notices. Investors should consult their own tax advisers regarding the U.S. federal, state, local, and any non-U.S. tax consequences of an investment in the Securities.

Disqualification

The Issuer represents that neither it, nor any of its predecessors, affiliated issuers, directors, officers, general partners, managing members, or beneficial owners holding twenty percent (20%) or more of the Issuer's outstanding voting equity securities, nor any other person covered by Rule 503 of Regulation Crowdfunding, is subject to a disqualifying event that would make the Issuer ineligible to rely on Regulation Crowdfunding. Rule 503 identifies a range of disqualifying events, including certain criminal convictions, court injunctions and restraining orders, certain final orders of specified regulators, certain SEC disciplinary orders, certain SEC cease-and-desist orders, suspension or expulsion from SRO membership, SEC stop orders, and false representation orders.

Annual Reports

The Issuer will make its annual reports available through www.eaststlouissolarproject.com and may also post or link those reports through the Climatize platform, to the extent permitted or required by applicable law.

The Issuer will continue to comply with the ongoing annual reporting requirements of Regulation Crowdfunding until one of the following occurs: (i) the Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act; (ii) the Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record; (iii) the Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less; (iv) all of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or (v) the Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role and Compensation

Climatize Earth Securities LLC ("Climatize") is the intermediary for this Offering in its capacity as a registered funding portal under Regulation Crowdfunding. In that role, Climatize facilitates the offering process, investor onboarding, communications through the platform, and administrative coordination of payment and reporting functions in connection with the Offering, as described in this Form C and the related exhibits.

Climatize is compensated by the Issuer as follows:

- a one-time Origination Fee equal to 5.50% of the total gross Offering Amount, subject to any applicable reduction earned and approved under the Term Sheet before Closing; and

- a Servicing Fee equal to 0.50% per annum of the original principal amount for the scheduled thirty-six (36) month term, or 1.50% in aggregate, deducted in full from gross proceeds and fully earned and nonrefundable at Closing.

These fees are payable by the Issuer, reduce the net proceeds available to the Issuer, and, to the extent unpaid, may be included in the Payment Waterfall.

Climatize also serves in a ministerial and administrative capacity on behalf of Investors, including coordination of payment processing, notices, recordkeeping support, and implementation of Investor-approved actions, but does not act as an investment adviser, fiduciary, or discretionary representative of Investors.

Additional Administrative and Setup Fees

The Issuer is responsible for certain administrative, onboarding, setup, filing, and platform-related fees in connection with the Offering, to the extent applicable. Such fees may include account setup, onboarding support, filing support, EDGAR-related support, and other administrative services associated with the Offering. To the extent applicable, such fees are retained by Climatize or paid to third-party service providers for services rendered in connection with the Offering.

Third-Party Costs and Expenses

The Issuer is also responsible for third-party costs and expenses associated with the Offering, including escrow or custody account setup, background checks, accounting, review or audit services, legal expenses, filing support, and other third-party costs incurred in connection with the Offering.

Such costs may be paid directly by the Issuer or advanced by Climatize or another service provider and reimbursed by the Issuer. Such costs may be incurred regardless of whether the Offering closes.

Cancellation Fee

If the Issuer elects to cancel, terminate, or withdraw the Offering prior to Closing, or if the Offering otherwise does not close, the Issuer will remain responsible for:

- if the Offering is cancelled after execution of the Term Sheet but before launch, a cancellation fee of $2,500, plus all third-party costs and expenses incurred in connection with the Offering;

- if the Offering is cancelled after launch but before Closing, the greater of $2,500 or an amount equal to 5.50% of total investor commitments received as of the cancellation date plus 0.50% of such amount representing first-year servicing fees, plus all third-party costs and expenses incurred in connection with the Offering;

- all applicable administrative, setup, onboarding, and filing-related fees; and

- all third-party costs and expenses incurred in connection with the Offering.

These amounts are obligations of the Issuer only and do not reduce or otherwise affect investor funds, which will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow or custody arrangements.

Compliance Failures

The Issuer has not previously conducted a Regulation Crowdfunding offering and therefore has not previously been subject to the ongoing annual reporting requirements of Rule 202 of Regulation Crowdfunding.

Risk Factors

An investment in the Securities involves a high degree of risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, such authorities have not passed upon the accuracy or adequacy of this Form C.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering materials. These Securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

Prospective Investors should carefully consider, among other things, the following risk factors before investing:

1.   Speculative Investment; Possible Loss of Entire Investment. This Offering is speculative, illiquid, and involves substantial risk. The Issuer may never achieve the business, development, construction, financing, or revenue objectives contemplated at the time of this Offering. Investors may lose all or a substantial portion of their investment.

2.   Working Capital Note Risk. The Securities are working-capital obligations of CESL Site 2, LLC and are intended to support Project Asset 2. The proceeds will not be segregated solely for a completed or operating asset and may be used for project-development, construction-readiness, reserve, transaction, professional-fee, operating, and other permitted purposes described in this Form C. Repayment therefore depends on the Issuer's overall liquidity, successful advancement and financing of Project Asset 2, sponsor or affiliate support, incentive or reimbursement proceeds, and access to future financing or take-out capital rather than on an existing operating revenue stream. Neither CESL Site 1, LLC nor CESL Site 3, LLC is an obligor or guarantor under the Note.

3.   ProjectCo and Separate Project Risk. The Issuer is a single-purpose project company for Project Asset 2. Its assets, rights, revenues, liabilities, and financing are separate from those of CESL Site 1, LLC and CESL Site 3, LLC. Investors have no direct claim against either sibling project company, and the success, contracts, revenues, assets, or financing associated with a sibling project will not necessarily be available to repay the Note. The Issuer may also become subject to project-level construction, equipment, tax-credit, tax-equity, or permanent financing that restricts cash and is senior in payment or practical priority to the Note. Such financing may restrict distributions, require cash traps or reserves, or otherwise reduce the cash available to service the Note.

4.   Affiliate Project Rights and Transfer Risk. Certain site-control, interconnection, incentive, design, development, and other Project rights may initially be held or administered by CESL Energy HoldCo, LLC, Renewable Energy Evolution, LLC, or another affiliate and are expected to be transferred, assigned, licensed, or otherwise made available to the Issuer as development, construction, and energization progress. Any delay, defect, dispute, or failure in that process could impair the Issuer's ability to develop, finance, construct, or operate the Project. An Allocation Agreement may provide for advances, contributions, expense allocations, repayments, distributions, reporting, and other intercompany mechanics. Until executed, the precise rights and priorities are not final. Even after execution, repayment by the ProjectCo may depend on available cash, project financing restrictions, development success, and other obligations. The agreement will not constitute a guaranty of the Note.

5.   Single-Project Concentration Risk. The Issuer is concentrated entirely in Project Asset 2. The Issuer does not own a diversified portfolio of operating assets. A delay, cost increase, loss of a contract, interconnection problem, financing failure, construction issue, or operating underperformance affecting this single Project may materially impair the Issuer's ability to repay the Note.

6.   Pre-Construction / Development Stage Risk. Project Asset 2 remains in development and pre-construction notwithstanding completion of time-sensitive safe harbor and begin-construction activities. Those activities do not mean that full construction has commenced or that the Project will reach notice to proceed, obtain financing, complete construction, or begin operations. Development-stage renewable energy projects face heightened risks, including failure to achieve permitting milestones, maintain interconnection or incentive eligibility, secure financing, complete procurement, mobilize contractors, reach notice to proceed, achieve commercial operation, or satisfy other material milestones.

7. Issuer Liquidity Risk. The Issuer may have limited working capital and may rely on existing cash reserves, shareholder or affiliate support, customer payments, reimbursement proceeds, new financing, or future business performance to satisfy its obligations under the Note. Delays in securing follow-on capital or realizing expected revenues may impair the Issuer's ability to make interest payments, maintain reserves, or repay principal at maturity.

8. Refinancing and Take-Out Risk. The Issuer may expect to repay the Note in part from future financing, reimbursement proceeds, tax credit monetization, project financing, construction financing, bond proceeds, asset sale proceeds, or other take-out capital. There can be no assurance that any such take-out capital will become available on the anticipated timeline, on acceptable terms, or at all. If the anticipated take-out does not occur, Investors may experience delay, restructuring, or loss.

9. Payment Waterfall and Reserve Account Limitations. Repayment of the Note is subject to the Payment Waterfall described in this Form C. Certain fees, including the origination fee and servicing fee, are expected to be deducted from gross proceeds at the Funding Date or Closing and therefore reduce net proceeds available to the Issuer. Amounts may be applied first to fees, expenses, third-party costs, and reserve funding before payments are made to Investors. In addition, the Payment Reserve Account is limited and may only cover a portion of scheduled interest payments. The Payment Reserve Account constitutes contractual credit support for the Securities, but, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment. The reserve does not assure timely payment of interest, repayment of principal, or full recovery in a default scenario.

10. Regulatory and Incentive Risk. Renewable energy projects are sensitive to federal, state, and local laws, regulations, and incentive programs, including those relating to tax credits, direct pay, grants, interconnection, net metering, energy storage rules, utility tariffs, building code compliance, and environmental review. Changes in law, agency guidance, eligibility requirements, program funding, or administrative interpretation may adversely affect project economics, timing, or feasibility.

11. Interconnection and Utility Risk. Project viability may depend on obtaining interconnection approval, utility cooperation, utility study completion, service upgrades, or utility-side construction. Interconnection delays, cost increases, denial of service, curtailment, grid constraints, or changes in utility policy may impair project completion and expected project economics.

12. Permitting, Site Control, and Real Estate Risk. The Issuer may depend on permits, land use approvals, easements, leases, licenses, property access rights, roof rights, host-site agreements, or other site control arrangements. Failure to obtain, maintain, or enforce such rights may materially impair project development, increase costs, or prevent completion.

13. Procurement and Supply Chain Risk. Renewable energy projects may depend on the timely procurement of equipment, including modules, batteries, inverters, transformers, switchgear, racking, roofing materials, and related balance-of-system components. Equipment delays, shortages, defects, shipping disruptions, tariff changes, domestic content issues, or price increases may adversely affect timing, cost, and project viability.

14. Contractor and Counterparty Risk. The Issuer may depend on developers, EPC contractors, subcontractors, consultants, tax advisers, accountants, host customers, utilities, suppliers, financing counterparties, and other third parties. If any such party fails to perform, becomes insolvent, disputes obligations, or defaults under its agreements, the Issuer may suffer losses or delays that impair repayment of the Note.

15. Tax Credit and Direct Pay Risk. Project economics may depend on investment tax credits, elective payment treatment, tax-credit transfer proceeds, depreciation benefits, domestic-content or energy-community bonuses, grants, rebates, or other governmental incentives. There can be no assurance that any such benefit will be available, allowed, received, transferred, monetized, or realized in the expected amount or on the expected timeline. Eligibility, documentation, prevailing-wage and apprenticeship compliance, domestic-content requirements, beginning-of-construction and continuity requirements, placed-in-service timing, tax filing accuracy, IRS review, and administrative processing delays may affect the availability or value of those benefits.

Federal tax-credit eligibility may also be affected by foreign entity of concern, prohibited foreign entity, specified foreign entity, foreign-influenced entity, material assistance, ownership, control, procurement, supplier-certification, and component-sourcing rules under Sections 7701(a)(51) and 7701(a)(52) of the Internal Revenue Code and related Treasury and IRS guidance. If the Issuer, the anticipated tax-benefit claimant, the Project, or relevant equipment, components, suppliers, contracts, ownership, governance, or financing arrangements fail to satisfy applicable requirements, expected tax credits, elective payments, tax-credit transfer proceeds, grants, or other incentives may be denied, reduced, delayed, recaptured, unavailable, or less valuable than expected. Any such result could materially impair project economics, financing, liquidity, and the Issuer's ability to repay the Note.

16. Safe Harbor / Beginning-of-Construction and Timing Risk. The Issuer and its affiliates completed time-sensitive safe harbor and begin-construction activities in early July 2026 intended to preserve anticipated federal tax-credit eligibility. There can be no assurance that those activities will be determined to satisfy all applicable legal requirements or that the Issuer will satisfy continuing construction, continuity, documentation, procurement, placed-in-service, or other requirements necessary to preserve eligibility. Failure to preserve the intended tax-credit treatment, comply with applicable timing requirements, or maintain adequate records and substantiation could materially reduce Project value, impair future financing, and adversely affect the Issuer's ability to repay the Note.

17. Customer, Offtaker, and Host Risk. Where project repayment depends on a host customer, offtaker, site owner, or other operating counterparty, deterioration in that party's creditworthiness, operating condition, willingness to proceed, or contractual compliance may adversely affect repayment. Public, nonprofit, or institutional hosts may also be subject to procurement, governance, or budgetary constraints that delay or impair project execution.

18. Subordination and Future Debt Risk. The Note is not contractually subordinated at issuance unless expressly stated in this Form C. However, as described elsewhere in this Form C, the Note may become subordinated to certain future senior project-level or other institutional financing arrangements if expressly disclosed in this Form C and the related exhibits or approved by Investors in accordance with the applicable consent provisions. Such future senior financing may include construction financing, equipment financing, warehouse financing, permanent financing, tax credit-related financing, tax equity-related obligations, and other customary senior financing arrangements for renewable energy projects. By investing in the Securities, Investors will be deemed to authorize the Administrative Agent, in its ministerial and administrative capacity, to execute related subordination, intercreditor, acknowledgment, consent, joinder, or similar implementing documentation for such disclosed financing categories without obtaining additional Investor consents or acknowledgments. Any such subordination would adversely affect the priority of payment and the potential recovery of Investors.

19. Bankruptcy and Insolvency Risk. If the Issuer becomes insolvent, enters bankruptcy, becomes subject to receivership, or otherwise experiences financial distress, payments on the Note may be delayed, reduced, restructured, or discharged. Investor rights may become subject to bankruptcy court orders, automatic stay restrictions, priority rules, and other insolvency-law limitations.

20. Change of Control Risk. In the event of a Change of Control, all outstanding principal and accrued and unpaid interest under the Note may become immediately due and payable unless the transaction constitutes a Permitted Change of Control under the Securities. Ordinary-course renewable-energy development, financing, capitalization, construction, tax equity, partnership flip, placed-in-service, affiliate holding company, and project-level structuring transactions may be treated as Permitted Changes of Control if they are expressly contemplated by this Form C and the related exhibits and do not materially impair the Issuer's ability to perform its obligations or materially and adversely affect Investor rights; however, there can be no assurance that any transaction will qualify. If a transaction does not qualify as a Permitted Change of Control and the Issuer does not have sufficient liquidity to satisfy the resulting accelerated obligation, Investors may experience delay, restructuring, or loss.

21. Key Personnel Risk. The Issuer's success may depend heavily on the efforts, judgment, relationships, and continued service of its founders, executives, and other key personnel. The loss, unavailability, or reduced involvement of key personnel could delay development milestones, impair financing efforts, disrupt operations, or reduce the Issuer's ability to repay the Note.

22. Conflicts of Interest Risk. The Issuer's officers, directors, managers, owners, or affiliates may have interests that differ from those of Investors. Such parties may be involved in related-party transactions, affiliated financings, project development arrangements, contractor relationships, or strategic decisions that create actual or perceived conflicts of interest.

23. Limited Investor Rights. Investors are creditors and not equity holders. Investors do not receive equity ownership, governance rights, residual upside, or voting control over the Issuer's operations, except for limited consent rights expressly described in this Form C. In a default, restructuring, insolvency, or workout, Investor remedies may be limited by the terms of the Note, the Payment Waterfall, applicable law, and the practical ability to enforce claims.

24. Crowdfunding Transfer Limitations; Illiquidity. This Offering is made pursuant to Regulation Crowdfunding, which restricts transfers of the Securities during the one-year period following issuance except in limited circumstances permitted by law. Even after that period, there is no public trading market for the Securities, and none is expected to develop. Investors should be prepared to hold the Note until maturity or other resolution.

25. No Assurance of Timely Enforcement. In the event of default, enforcement may require Investor consent, legal proceedings, third-party coordination, expense, and time. Even if Investors possess legal rights, practical enforcement may be delayed, costly, or ineffective.

26. General Economic and Market Risk. General economic conditions, inflation, rising interest rates, recession, supply chain instability, labor shortages, commodity price volatility, utility-market changes, and disruptions in capital markets may adversely affect the Issuer, the project, the renewable energy sector, and the Issuer's ability to repay the Note.

27. Natural Disaster, Force Majeure, and Casualty Risk. Weather events, fire, flood, earthquake, storm damage, casualty losses, pandemics, labor disruptions, acts of war, terrorism, cyber events, governmental shutdowns, and other force majeure events may delay development, impair operations, increase costs, or reduce expected repayment capacity.

28. Cybersecurity and Data Risk. The Issuer and its service providers may rely on digital systems, financial systems, project data, and third-party software platforms. Cyberattacks, data breaches, ransomware events, system failures, and technology disruptions may impair operations, delay payments, expose the Issuer to liability, or increase costs.

Exhibit A – Promissory Note

(*The Promissory Note is incorporated by reference into the Form C and governs investors' rights and obligations.*)

Exhibit B – Term Sheet

(The Term Sheet is incorporated by reference into the Form C and describes material terms and conditions.)

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), a SEC-registered funding portal and member of FINRA, in accordance with Regulation Crowdfunding. Securities will be issued and delivered electronically through the platform and related recordkeeping systems used for the Offering.

Remuneration for Climatize

Climatize will receive compensation from the Issuer in connection with this Offering as follows:

- an Origination Fee equal to 5.50% of the gross Offering Amount raised, payable to Climatize at Closing; and

- a Servicing Fee equal to 0.50% per annum of the original principal amount for the scheduled thirty-six (36) month term, or 1.50% in aggregate, deducted in full from gross proceeds and fully earned and nonrefundable at Closing.

The Issuer may also be responsible for additional filing fees, administrative fees, setup fees, and third-party costs and expenses associated with the Offering as further described in this Form C.

Investing Process

To invest in the Offering, an Investor must open an account with Climatize and complete identity verification, know-your-customer ("KYC"), anti-money laundering ("AML"), and other compliance procedures required by law or platform policy. These procedures are performed as part of the investment process.

Investors must be at least eighteen (18) years of age to invest. Climatize will collect certain personal information from Investors in order to satisfy legal, regulatory, and compliance requirements. Non-U.S. persons or residents of certain jurisdictions may be restricted from participating in the Offering based on applicable law or platform policy.

Investor funds will be held in escrow or other compliant transaction accounts established for the Offering through the applicable third-party financial institution and related service providers designated for the Offering.

Additional information is available at: https://www.climatize.earth/educational-materials/.

Progress during an Offering

Climatize will display information regarding Offering progress and status on the Offering page for the Offering. Investors may also be able to submit questions to the Issuer through the communication tools made available on the platform.

Climatize may provide notifications by email or through the platform regarding investment commitments, material changes, Offering status, and other matters relating to the Offering.

Target Offering Amount and Maximum Offering Amount

The Issuer has established a Target Offering Amount and may also establish a Maximum Offering Amount for this Offering.

If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the Offering deadline, the Offering will be canceled, no Securities will be issued, investor funds will be returned without interest or deduction, and the Issuer will not receive any Offering proceeds.

If the Issuer receives commitments up to the Maximum Offering Amount, no additional commitments will be accepted unless the Offering is amended in accordance with applicable law.

Cancellation Rights

Investors may cancel an investment commitment for any reason until forty-eight (48) hours prior to the Offering deadline.

If there is a material change to the Offering or the Issuer, Investors who have made investment commitments will be notified of the material change and will be required to reconfirm their investment commitment within the period required by applicable law. If an Investor does not timely reconfirm after a material change, that Investor's commitment will be canceled and any funds previously debited will be returned without interest or deduction.

If the Target Offering Amount is not met by the Offering deadline, the Offering will be canceled, all investor funds will be returned, and no Securities will be issued.

Investment cancellations and reconfirmations must be submitted through the Investor's Climatize account or through such other processes as Climatize may designate for the Offering. To cancel:

1. Go to your Home Page on the Climatize platform.

2. Find the project in the "My Projects" list.

3. Click on the project, view your investment amount, and select "Cancel Investment".

4. Once canceled, Climatize will initiate a refund to your linked account.

If assistance is needed, please contact Climatize at: support@climatize.earth.

Early Closing

If the Issuer reaches the Target Offering Amount and otherwise satisfies the conditions for an early closing under Regulation Crowdfunding and platform procedures, the Issuer may elect to close the Offering before the original Offering deadline.

Any early closing will occur only after the Offering has remained open for at least twenty-one (21) days and only after Investors have been provided the notice required by applicable law. Such notice will include the anticipated early closing date, the Investor's right to cancel the investment commitment until forty-eight (48) hours before the early closing date, and any other information required under Regulation Crowdfunding.

Material Changes

If a material change occurs with respect to the Offering or the Issuer during the course of the Offering, Investors with existing commitments will receive notice of the material change and will be required to reconfirm their investment commitments within the period required by applicable law.

If an Investor does not timely reconfirm following a material change, the investment commitment will be canceled automatically and any previously debited funds will be returned without interest or deduction.

Oversubscribed

If investor commitments exceed the Target Offering Amount and the Offering remains open, the Issuer may continue to accept commitments up to the Maximum Offering Amount.

If investor commitments exceed the Maximum Offering Amount, the Issuer will allocate accepted investment commitments in the manner described in this Form C and on the Offering page, which may include first-come, first-served allocation, pro rata scaling, priority treatment, or another disclosed allocation methodology.

The Issuer is not obligated to accept commitments in excess of the Maximum Offering Amount.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities offered hereby generally may not be transferred by any purchaser during the one-year period beginning on the date the Securities were issued unless the Securities are transferred:

1. to the Issuer;

2. to an accredited investor;

3. as part of an offering registered with the SEC;

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance; or

5. as otherwise permitted by Regulation Crowdfunding or other applicable law.

Transfers After the One-Year Restricted Period

After the expiration of the applicable one-year restricted period, transfers of the Securities will remain subject to applicable securities laws, the terms of the Securities, the procedures established by the Issuer and Climatize for recognizing transfers, and any transfer conditions expressly described in this Form C and the related Offering documents.

The Issuer may require reasonable evidence that any proposed transfer complies with applicable law and the terms of the Offering before recognizing such transfer on its books and records.

Appendix 2 – Illustrative Loan Repayment Schedule

This Appendix provides illustrative repayment schedules for the Note based on the Target Offering Amount and Maximum Offering Amount set forth in this Form C.

These schedules are provided for informational and illustrative purposes only and are intended to demonstrate the general timing and magnitude of expected payments under the Note.

The schedules presented herein are based on the following simplifying assumptions:

- The full applicable Offering Amount (Target or Maximum) is raised and funded in a single Closing
- All Investors have the same Funding Date
- Interest accrues on a simple, non-compounding basis at the stated Interest Rate
- Scheduled quarterly interest payments are equalized for illustrative purposes
- No prepayments, defaults, or modifications occur during the term of the Note

Actual payments may differ materially from the schedules presented herein due to, among other factors:

- The single actual Funding Date, Conversion Date, and length of the Initial Stub Period
- The scheduled term beginning on the Conversion Date and excluding the Initial Stub Period
- Actual/365 day-count interest accrual methodology
- Variations in the number of days per accrual period
- Prepayments, defaults, or other changes to the Note

In the event of any inconsistency between this Appendix, the Note, the Term Sheet, or this Form C, the Note and this Form C shall control in accordance with their respective terms.

1. Illustrative Offering Economics

Metric	Target	Maximum
Gross Proceeds	350,000.00	500,000.00
Interest Rate	10.00%	10.00%
Scheduled Term	36 months from Conversion Date	36 months from Conversion Date
Maturity / Final Payment Date	January 1, 2030	January 1, 2030
Regular Quarterly Interest Payment	8,750.00	12,500.00
Total Interest (Actual/365, illustrative)	110,753.42	158,219.18
Total Principal Paid	350,000.00	500,000.00
Total Cash Payments	460,753.42	658,219.18

2. Use of Proceeds & Fee Structure (Illustrative)

Item	Target ($)	Maximum ($)
Gross Proceeds	350,000.00	500,000.00
Origination Fee (5.50%)	19,250.00	27,500.00
Servicing Fee (1.50% aggregate; deducted and earned at Closing)	5,250.00	7,500.00
Estimated Third-Party Fees and Expenses	1,725.00	1,725.00
Payment Reserve (one scheduled quarterly interest payment)	8,750.00	12,500.00
Net Proceeds to Issuer	315,025.00	450,775.00

3. Illustrative Payment Schedule

Payment Period	Target ($)	Maximum ($)
Initial Stub Interest (projected)	5,657.53	8,082.19
Regular Quarterly Interest	8,750.00	12,500.00
Final Payment - Adjusted Interest + Principal	358,845.89	512,639.99

The illustrative payment schedule assumes a projected Funding Date of November 3, 2026 and an Initial Stub Period beginning on November 3, 2026 and ending on December 31, 2026. The scheduled thirty-six (36) month term begins on the January 1, 2027 Conversion Date and excludes the Initial Stub Period. The first payment on January 1, 2027 is expected to consist of accrued Initial Stub Period interest. Subsequent scheduled quarterly interest payments are expected to be substantially equal, with any Actual/365 reconciliation amount payable at maturity or earlier repayment.

4. Per-Investor Example - Illustrative Investor Example ($10,000 Investment)

Metric	Amount ($)
Investment Amount	10,000.00
Initial Stub Interest	161.64
Regular Quarterly Interest	250.00
Final Payment	10,252.74
Total Interest Earned	3,164.38
Total Cash Received	13,164.38

Appendix 3 – Financial Statements

CESL Site 2, LLC

Financial Statements

U.S. GAAP Basis

As of May 1, 2026 and for the Period from April 29, 2026 through April 30, 2026

Prepared by Management

May 1, 2026

CESL Site 2, LLC

Index to Financial Statements

CESL Site 2, LLC

Balance Sheet
As of April 30, 2026

Assets	
Current assets:	
Cash and cash equivalents	$0
Other current assets	0
Total current assets	**0**

Total assets	**$0**

Liabilities and Members' Equity	
Current liabilities:	
Accounts payable and accrued expenses	$0
Other current liabilities	0
Total current liabilities	**0**
Total liabilities	**0**

Members' equity:	
Members' capital	0
Total members' equity	**0**

Total liabilities and members' equity	**$0**

See accompanying notes to financial statements.

CESL Site 2, LLC

Statement of Operations

For the Period from April 29, 2026 through April 30, 2026

Revenues	$0

Operating expenses:	
General and administrative	0
Professional fees	0
Other operating expenses	0
Total operating expenses	**0**

Income from operations	**0**
Other income (expense), net	0
Net income	**$0**

See accompanying notes to financial statements.

CESL Site 2, LLC

Statement of Changes in Members' Equity
For the Period from April 29, 2026 through April 30, 2026

Description	Members' Equity
Balance at April 29, 2026	$0
Member contributions	0
Member distributions	0
Net income	0
Balance at April 30, 2026	**$0**

See accompanying notes to financial statements.

CESL Site 2, LLC

Statement of Cash Flows

For the Period from April 29, 2026 through April 30, 2026

Cash flows from operating activities:	
Net income	$0
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities	0
Net cash provided by operating activities	**0**

Cash flows from investing activities	**0**
Net cash provided by investing activities	**0**

Cash flows from financing activities:	
Member contributions	0
Member distributions	0
Net cash provided by financing activities	**0**

Net increase in cash and cash equivalents	**0**
Cash and cash equivalents, beginning of period	0
Cash and cash equivalents, end of period	**$0**

Supplemental disclosure of cash flow information:	
Cash paid for interest	$0
Cash paid for income taxes	$0
Noncash investing and financing activities	$0

See accompanying notes to financial statements.

CESL Site 2, LLC

Notes to Financial Statements

For the Period from April 29, 2026 through April 30, 2026

1. Organization and Nature of Operations

CESL Site 2, LLC (the "Company") is an Illinois limited liability company formed on April 29, 2026. The Company was organized to develop, construct, own, and operate a solar project. From formation through April 30, 2026, the Company had not commenced revenue-generating operations and had no assets, liabilities, revenues, expenses, member contributions, member distributions, commitments, or contingencies, except as disclosed in these notes.

2. Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and on the accrual basis of accounting. The Company's fiscal year-end is April 30, 2026.

3. Summary of Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Because the Company had no activity or balances during the period presented, management did not identify estimates that would have a material effect on these financial statements.

Cash and cash equivalents: The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash or cash equivalents as of April 30, 2026.

Revenue recognition: The Company recognized no revenue during the period from April 29, 2026 through April 30, 2026.

Income taxes: The Company is a limited liability company. For federal income tax purposes, the Company is treated as a [partnership / disregarded entity / corporation - select and revise as applicable]. No provision for income taxes has been recognized in the accompanying financial statements. Management evaluated the Company's tax positions and did not identify any uncertain tax positions requiring recognition or disclosure as of April 30, 2026.

4. Members' Equity

No member made capital contributions to the Company, and the Company made no distributions to members, during the period from April 29, 2026 through April 30, 2026. Members' equity was $0 as of April 30, 2026.

5. Related Party Transactions

The Company had no related party transactions during the period from April 29, 2026 through April 30, 2026. If any organizer, member, manager, affiliate, or sponsor paid costs on behalf of the Company or entered into arrangements for the Company, this note must be revised and the related accounting must be evaluated before issuance.

6. Commitments and Contingencies

Management is not aware of any commitments, contingencies, claims, litigation, guarantees, leases, purchase obligations, or other agreements involving the Company as of April 30, 2026.

7. Going Concern

Management evaluated whether conditions or events, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued or available to be issued. Based on the Company's absence of obligations and management's plans, management concluded that substantial doubt about the Company's ability to continue as a going concern was not raised as of May 1, 2026. This note should be revised if the Company has obligations, expected operating cash needs, dependence on financing, or other conditions that may affect the going concern evaluation.

8. Subsequent Events

Management evaluated subsequent events through May 1, 2026, the date the financial statements were available to be issued. No subsequent events were identified that require recognition or disclosure in the financial statements. This note should be updated through the actual issuance or available-to-be-issued date.

Appendix 4 – Material Information

The financial-statement date was one day after the Issuer's formation. The statements therefore reflects the Issuer's formation-stage legal entity balances and does not represent the total historical development expenditures, contractual activity, or anticipated economics of Project Asset 2.

   

⊙ Goal

This Offering will provide working capital to move the project from development and early begin-construction activities toward notice to proceed and full construction. Proceeds may support interconnection, engineering, permitting, environmental and site-readiness work, equipment and procurement deposits, financing preparation, reserves, and related project costs. Built on remediated former industrial land, the Project is intended to expand discounted community-solar access for income-eligible residents, lower energy costs for participating City accounts, create local workforce and contracting opportunities, and generate approximately 9,600 MWh of renewable electricity annually.



Loan Type: INTEREST_ONLY	**Payment Cadence:** QUARTERLY
Interest: 10%	Term: 36 months
Goal: $ 500000	Investors: 0
Minimum Goal: $ 350000	Funded: $ 0

Project Timeline

Cancellation	11/1/2026, 11:59:00 PM
Funding	11/3/2026, 11:59:00 PM
Term Conversion (distributions start)	1/1/2027, 11:59:00 PM
Maturity (distributions end)	1/1/2030, 11:59:00 PM

(all times are local)

Financial Details

This is a fixed-interest promissory note with a 10.00% annual interest rate, paid quarterly over a 3-year term. Repayment may come from project financing, tax credit proceeds, Illinois Solar for All incentive payments, grants, project revenues, or other sources as the project advances toward construction and operation.

Financial Documents

No financial documents.



➤ East St. Louis, IL

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CESL Site 2, LLC

CESL Site 2, LLC is the single-purpose Illinois project company responsible for developing, financing, constructing, owning, and operating the Project, an approximately 6.6 MWdc / 5.0 MWac community solar facility in East St. Louis. It is separately organized from the affiliated Site 1 and Site 3 project companies, and this Offering finances only Site 2.

Team Members



David Gerovac
Manager

Project Id: 00057

Payment Schedule

No payment schedule generated

✉ Impact Statement (shown in welcome email)

This project is intended to transform a remediated brownfield and capped landfill area into renewable-energy infrastructure, expand discounted community-solar access for income-eligible East St. Louis residents, support energy-cost savings for participating City accounts, and create local construction, workforce-training, union-labor, and minority-business opportunities.